# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SPROTT FUNDS TRUST, CIK 0001728683
CUSIP: 85208P402
Title of class of securities: Exchange Traded Fund (ETF) Shares
Address of issuer's principal executive offices: 320 POST ROAD, SUITE 230, SUITE 200, DARIEN, Connecticut (CT), 06820
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002033053

## Reporting persons
- Paul R. Ried Financial Group, LLC: type of reporting person: investment adviser (IA); sole voting power 0; shared voting power 0; sole dispositive power 1,148,526; shared dispositive power 0; aggregate amount beneficially owned 1,148,526 (13.1% of the class)
  Comment: This Amendment is being filed solely to correct the Date of Event Which Requires Filing reported in the original Schedule 13G filed earlier today (amendment 8). No other information is being amended.

## Item 1. Issuer
Name of issuer: SPROTT FUNDS TRUST
Address of issuer's principal executive offices: 320 POST ROAD, SUITE 230, SUITE 200, DARIEN, CONNECTICUT, 06820

## Item 2. Person Filing
Name of person filing: Paul R. Ried Financial Group, LLC
Address of principal business office or, if none, residence:
10801 Main Street, Suite 201
Bellevue, WA 98004
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,148,526.00
Percent of class: 13.1%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,148,526.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Paul R. Ried Financial Group, LLC: Adam Jordan, Director of Investments (01/09/2026)